Exhibit K-4

Stora Enso and Fortum sign agreement on sale of power assets

[Apr. 17, 2000]



Stora Enso has today signed the agreement concerning the sale of its power assets outside the mills in Finland and Sweden based on the letter of intent signed in January by Stora Enso and Fortum. The deal is subject to the approvals of the Finnish and Swedish competition authorities, whose decisions are expected later this spring. The agreement does not include Stora Enso's shares in Pohjolan Voima, and Stora Enso will continue preparations to sell them.

The total asset value of the deal is SEK 15.85 billion (about EUR 1.9 billion) of which SEK 14.20 billion is Fortum's share and SEK 1.65 billion is the share of the regional network in Central Sweden that will be owned by Birka Nat AB, a subsidiary of Birka Energi AB, which is jointly owned by Fortum and the city of Stockholm.

For further information:

Ingvar Petersson, Senior Executive Vice President, tel. +46 70 595 7605